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Exhibit 99.1

OSC DENIES STARK'S REQUEST FOR HEARING

Toronto, Ontario, May 4, 2005 — Falconbridge Limited (TSX: FL) today said that the Ontario Securities Commission has denied the request of Stark Investments to conduct a hearing with respect to the offer by Noranda Inc. (TSX: NRD.LV and NYSE: NRD) to purchase Falconbridge common shares announced on March 9, 2005.

The Special Committee of the Board of Directors of Falconbridge has recommended — and continues to recommend — that shareholders of Falconbridge tender to the Noranda offer to exchange one Falconbridge common share for 1.77 common shares of the new NorandaFalconbridge, which expires on Thursday, May 5, 2005 at 8:00 p.m (Toronto time).

Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. It is also one of the world's largest recyclers and processors of metal-bearing materials. The company's common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (58.5%) and by other investors (41.5%). The company's website can be found at www.falconbridge.com.

Contact:

Denis Couture Vice-President, Investor Relations, Communications and Public Affairs 416-982-7020 denis.couture@toronto.norfalc.com

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Exhibit 99.1
OSC DENIES STARK'S REQUEST FOR HEARING